SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Huttig Building Products, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   448451 10 4
                                 (CUSIP Number)

                              Toby S. Myerson, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3033
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448451 10 4

1.       Name of Reporting Person:
         I.R.S. Identification No. of Above Person:

         The Rugby Group PLC

2.       Check the Appropriate Box if a Member of a Group:               (a) [X]
                                                                         (b) [ ]

3.       SEC Use Only


4.       Source of Funds:  OO


5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                                 [ ]

6.       Citizenship or Place of Organization: England and Wales

                           7.  Sole Voting Power: 0

Number of
Shares                     8.  Shared Voting Power:  6,546,424
Beneficially
Owned By
Each                       9.  Sole Dispositive Power: 0
Reporting
Person
With                       10.  Shared Dispositive Power:  6,546,424

11.      Aggregate Amount Beneficially Owned by the Reporting Person:

         6,546,424

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11):  32%


14.      Type of Reporting Person:  CO

CUSIP No. 448451 10 4

1.       Name of Reporting Person:
         I.R.S. Identification No. of Above Person:

         RMC Group p.l.c.

2.       Check the Appropriate Box if a Member of a Group:               (a) [X]
                                                                         (b) [ ]

3.       SEC Use Only


4.       Source of Funds:  Not applicable.


5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                                 [ ]

6.       Citizenship or Place of Organization: England and Wales

                           7.  Sole Voting Power: 0

Number of
Shares                     8.  Shared Voting Power:  6,546,424
Beneficially
Owned By
Each                       9.  Sole Dispositive Power: 0
Reporting
Person
With                       10.  Shared Dispositive Power:  6,546,424

11.      Aggregate Amount Beneficially Owned by the Reporting Person:

         6,546,424

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11):  32%


14.      Type of Reporting Person:  HC

Item 1.    Security and Issuer.

           This Amendment No. 1 amends and restates, each in their entirety (i) the Schedule 13D, dated December 22, 1999, filed by The Rugby Group PLC, a company registered in England and Wales under company number 206971 ("Rugby"), related to the Common Stock, par value $.01 per share (the "Stock"), of Huttig Building Products, Inc., a Delaware corporation ("Huttig" or the "Issuer") and
(ii) the Schedule 13D, dated December 22, 1999, filed by RMC Group p.l.c., a public limited company organized under the laws of England and Wales with registered number 249776 ("RMC"), related to the Stock of Huttig. The principal executive offices of the Issuer are located at 14500 South Outer Forty Road, Suite 400, Chesterfield, MO 63017.

Item 2.    Identity and Background.

           (a) This statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Rugby and by RMC (each, a "Reporting Person" and, together, the "Reporting Persons").

           (b) The business address of Rugby is Crown House, Rugby, CV21 2DT United Kingdom. The business address of RMC is RMC House, Coldharbour Lane, Thorpe, Egham, Surrey, TW20 8TD United Kingdom.

           The name, business address, present principal occupation and citizenship of each director and executive officer of Rugby are as follows:

Name                         Business Address            Present Principal Occupation     Citizenship
----                         ----------------            ----------------------------     -----------
David Alan Harding           The Rugby Group PLC         Finance Director                 British
                             Crown House
                             Rugby
                             Warwickshire
                             CV21 2DT
                             United Kingdom

David Richard Swinson        RMC Group p.l.c.,           Chief Executive                  British
                             RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Name                         Business Address            Present Principal Occupation     Citizenship
----                         ----------------            ----------------------------     -----------
James Arthur Brooks          RMC Group p.l.c.,           Executive Director               British
                             RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Philip Bernard Griffin-      The Rugby Group PLC         Company Secretary                British
Smith                        Crown House
                             Rugby
                             Warwickshire
                             CV21 2DT
                             United Kingdom

           The name, business address, present principal occupation and citizenship of each director and executive officer of RMC are as follows:

Name                         Business Address            Present Principal Occupation     Citizenship
----                         ----------------            ----------------------------     -----------
Christopher Hampson          RMC Group p.l.c.,           Chairman (Non-                   British
                             RMC House                   Executive)
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Peter Lance Young            RMC Group p.l.c.,           Group Chief Executive            British
                             RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Stuart Richmond Walker       RMC Group p.l.c.,           Deputy Group Chief               British
                             RMC House                   Executive
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Name                         Business Address            Present Principal Occupation     Citizenship
----                         ----------------            ----------------------------     -----------
Robert Ernest                RMC Group p.l.c.,           Finance Director                 British
Lambourne                    RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Michael David                RMC Group p.l.c.,           Group Secretary                  British
Hampson                      RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Jurgen Himstedt              Readymix AG                 Executive Director               German
                             Readymix-Haus,
                             Daniel-Goldbach-Strasse 25,
                             D-40 880
                             Ratingen, Germany

Alan Sidney James            RMC Industries              Executive Director               British
Durant                       Corporation,
                             One Decatur Town Centre,
                             15 Ponce de Leon Ave.,
                             Ste. 450,
                             Decatur, Georgia 30030

Gerard Letourneau            RMC Euro SAS,               Executive Director               French
                             2 Rue du Verseau,
                             Silic 423, 94583 Rungis,
                             Cedex, France

David Richard Swinson        RMC Group p.l.c.,           Executive Director               British
                             RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Michael George Foster        RMC Group p.l.c.,           Executive Director               British
                             RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Name                         Business Address            Present Principal Occupation     Citizenship
----                         ----------------            ----------------------------     -----------
Sir David Neil               RMC Group p.l.c.,           Non-Executive Director           British
Macfarlane                   RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Sir Ian Robinson             RMC Group p.l.c.,           Non-Executive Director           British
                             RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Francis Alastair Lavie       RMC Group p.l.c.,           Non-Executive Director           British
Robinson                     RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Prof. Dr. Karlheinz          RMC Group p.l.c.,           Non-Executive Director           German
Rosener                      RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

Sir James Keith Stuart       RMC Group p.l.c.,           Non-Executive Director           British
                             RMC House
                             Coldharbour Lane,
                             Thorpe, Egham, Surrey,
                             TW20 8TD
                             United Kingdom

           (c) The principal business of Rugby is the cement and lime business. RMC is in the business of producing ready-mixed concrete and, in addition, has major positions in the production of aggregates, concrete products and cement.

           (d) Neither the Reporting Persons nor the executive officers or directors of either of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Neither the Reporting Persons nor the executive officers or directors of either of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) The citizenship of all the natural persons identified in this
Item 2 has been described above in subsection (b) of this Item 2.

Item 3.    Source and Amount of Funds or Other Consideration.

           Rugby did not use any funds (including funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Stock) to purchase the Stock. Rugby contributed to the Issuer all of the shares of Rugby USA, Inc., a Georgia corporation and Rugby's wholly-owned subsidiary ("Rugby USA"), in exchange for 32% of the Stock of the Issuer. In connection with this exchange, the Issuer made a cash payment to Rugby of $32 million in respect of indebtedness owed by Rugby USA to Rugby. See also Item 4 below. RMC did not use any funds to purchase the Stock. See Item 4 below.

Item 4.    Purpose of Transaction.

           On November 8, 1999, the directors of Rugby unanimously recommended to Rugby shareholders to accept a cash offer from RMC for all of the issued and to be issued share capital of Rugby. On November 17, 1999, RMC made its offer to the shareholders of Rugby. RMC is a widely held public company listed on the London Stock Exchange. As of the date hereof, RMC owns 100% of Rugby.

           Prior to RMC's acquisition of Rugby, Rugby entered into a Share Exchange Agreement, dated as of October 19, 1999 (the "Share Exchange Agreement"), among Rugby, Crane Co., a Delaware corporation ("Crane"), and the Issuer. Pursuant to the Share Exchange Agreement, the Issuer was spun off to Crane's stockholders as a new public company that is now known as "Huttig Building Products, Inc." After the spin-off, Rugby transferred to the Issuer all of the outstanding capital stock of Rugby USA in exchange for newly-issued Stock of the Issuer equal to 32% of the outstanding Stock of the Issuer. As contemplated by the Share Exchange Agreement, the Issuer made a cash payment (which was financed by the Issuer through Bank One, NA) to Rugby of $32 million in respect of indebtedness owed by Rugby USA to Rugby. The Share Exchange Agreement closed on December 16, 1999 (the "Closing Date").

           The purpose of the Share Exchange Agreement was to combine the businesses of Rugby USA and Huttig and, in the case of Rugby, to make an investment in the combined businesses.

           Pursuant to the Share Exchange Agreement, the Issuer increased the number of directors on its Board of Directors (the "Issuer Board") to nine. Rugby and the Issuer also entered into a Registration Rights Agreement, dated December 16, 1999

(the "Registration Rights Agreement"), which provides, inter alia, that Rugby is entitled to designate for nomination by the Issuer Board three, two or one director(s) of the Issuer; provided, that, Rugby holds at least 30%, 20% and 10%, respectively, of the Stock of the Issuer which was received by Rugby pursuant to the Share Exchange Agreement. RMC has designated three nominees to the Issuer Board.

           Pursuant to the Registration Rights Agreement, Rugby has the right to require the Issuer to file, no later than four months after the Closing Date, a registration statement on Form S-1 covering either the sale, in an underwritten offering, of at least 50% of the Stock received pursuant to the Share Exchange Agreement, or the distribution of all the Stock so received in return for exchangeable debt securities of Rugby. The Issuer shall use all reasonable efforts to have such registration statement on Form S-1 declared effective not later than six months after the Closing Date. Pursuant to the Registration Rights Agreement, Rugby has additional shelf registration and incidental registration rights.

           In connection with the spin-off of the Issuer, the Issuer designated 250,000 shares of its 5,000,000 authorized shares of preferred stock, par value $.01 per share, as Series A Junior Participating Preferred Stock (the "Series A Preferred"). The Issuer issued the Series A Preferred pursuant to a Rights Agreement, dated as of December 6, 1999 (the "Rights Agreement"), between the Issuer and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. The Rights Agreement will be triggered 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% of more of the Issuer's outstanding stock (an "Acquiring Person") or 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in any person becoming an Acquiring Person.

           RMC intends to cause Rugby to divest itself of an amount in excess of 12% or more of shares of Stock of the Issuer, at such time as such Stock can be divested on commercially reasonable terms and as permitted by applicable law. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Rugby may determine to further decrease its equity interest in the Issuer by disposing of all or a portion of its holdings.

           Except as set forth in this Item 4, neither Reporting Person has present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.    Interest in Securities of the Issuer.

           (a) As of the date hereof, Rugby beneficially owns 6,546,424 shares of the Stock or 32% of the issued and outstanding shares of the Stock of the Issuer. As of the date hereof, RMC beneficially owns 6,546,424 shares of the Stock or 32% of the issued and outstanding shares of the Stock of the Issuer. None of the executive officers and directors of either of the Reporting Persons beneficially owns any Stock.

           (b) Rugby beneficially owns 6,546,424 shares of Stock with shared voting power and beneficially owns 6,546,424 shares of Stock with shared dispositive power. RMC beneficially owns 6,546,424 shares of Stock with shared voting power and beneficially owns 6,546,424 shares of Stock with shared dispositive power. By virtue of RMC's 100% ownership of Rugby, Rugby and RMC may be deemed to share voting and dispositive power over the Stock.

           (c) Rugby has not effected any transaction in shares of the Stock during the past 60 days. RMC has not effected any transaction in shares of the Stock during the past 60 days.

           (d) No person other than Rugby is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock, except the rights of RMC as described in Item 4 above.

           (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           See Item 4.

Item 7.    Material to be Filed as Exhibits.

           Exhibit 1 -- Share Exchange Agreement, including Annex 1, Annex 2,
                        Annex 3, Annex 4, Annex 5A and Annex 5B.

           Exhibit 2 -- Registration Rights Agreement.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           DATED: April 26, 2000

                                    THE RUGBY GROUP PLC


                                    By: /s/ Philip Bernard Griffin-Smith
                                        --------------------------------
                                        Name:  Philip Bernard Griffin-Smith
                                        Title: Company Secretary


                                    RMC GROUP P.L.C.


                                    By: /s/ Charles B. Brown
                                        --------------------
                                        Name:  Charles B. Brown
                                        Title: Assistant Secretary